UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-40527

DIGIHOST TECHNOLOGY INC.

(Exact Name of Registrant as Specified in Its Charter)

18 King Street East, Suite 902, Toronto, Ontario, Canada M5C 1C4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F  ☐

On August 14, 2023, the Registrant filed with the Canadian Securities Regulatory Authorities on the System for Electronic Data Analysis and Retrieval (SEDAR) condensed interim consolidated financial statements for the three and six months ended June 30, 2023, management’s discussion and analysis for the three and six months ended June 30, 2023 and certifications of each of its CEO and CFO, copies of which are attached hereto as Exhibits 99.1, 99.2, 99.3 and 99.4, respectively, and are each hereby incorporated by reference as exhibits to the Registrant Statement on Form F-10 of Digihost Technology Inc. (File No. 333-263255).

On August 15, 2023, the Registrant filed with the Canadian Securities Regulatory Authorities on SEDAR a material change report that includes a copy of a press release, a copy of which is attached hereto as Exhibit 99.5, and which is incorporated by reference as an exhibit to the Registrant Statement on Form F-10 of Digihost Technology Inc. (File No. 333-263255).

Exhibits

Exhibit No.	Description
99.1	Condensed Interim Consolidated Financial Statements for the three and six months ended June 30, 2023
99.2	Management’s Discussion & Analysis for the three and six months ended June 30, 2023
99.3	CEO Certification of Interim Filings - Interim Certificate dated August 14, 2023
99.4	CFO Certification of Interim Filings - Interim Certificate dated August 14, 2023
99.5	Material Change Report dated August 15, 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIGIHOST TECHNOLOGY INC.

By:	/s/ Michel Amar
	Name:	Michel Amar
	Title:	Chief Executive Officer

Date: August 15, 2023

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